SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2017
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Settlement of Tender Offer and Completion of Offering of Senior Notes by Gol Finance

São Paulo, December 11, 2017 – GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, announced today the settlement of the previously announced cash tender offer (the “Tender Offer”) by its subsidiary, Gol Finance (formerly known as “Gol LuxCo S.A.”) (“Gol Finance”), for any and all of its outstanding US$276,730,000 aggregate principal amount of 8.875% Senior Notes due 2022 (the “Notes”) (144A CUSIP / ISIN Nos. 38045LAA8/US38045LAA89 and Reg S CUSIP / ISIN L4441PAA8/USL4441PAA86). The Tender Offer expired at 8:00 a.m., New York City time, on December 6, 2017 (the “Expiration Time”). Valid tenders were received with respect to approximately US$185,197,000 in aggregate principal amount of Notes.

Gol Finance has accepted for payment all Notes that were validly tendered, or with respect to which a properly completed and duly executed Notice of Guaranteed Delivery was delivered, at or prior to the Expiration Time. Such tendering Holders have received US$1,065 per US$1,000 principal amount of Notes tendered, plus accrued and unpaid interest from the last interest payment date to, but not including, the date hereof.

Gol Finance also announced the closing of its previously announced offering of US$500 million in aggregate principal amount of 7.00% Senior Notes due 2025 (the “New Notes”) in accordance with Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”). The New Notes will mature on January 31, 2025.

Gol Finance used a portion of the net proceeds from the offering of New Notes to purchase all Notes validly tendered in the Tender Offer and to pay related costs and expenses. Gol Finance intends to use the remaining net proceeds for general corporate purposes, including the purchase or redemption of some of its other outstanding indebtedness.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell the Notes or any other securities.

The New Notes have not been registered under the Securities Act or state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy the New Notes or any other securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which, or to any person to whom, such an offer, solicitation or sale is unlawful.

Disclaimer

This release may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements. These risks and uncertainties include, but are not limited to, general economic, political and business conditions in Brazil, South America and the Caribbean, existing and future governmental regulations, including air traffic capacity controls, and management’s expectations and estimates concerning the company’s financial performance and financing plans and programs. Additional information concerning potential factors that could affect the company’s financial results is included in Gol Linhas Aéreas Inteligentes S.A.’s Annual Report on Form 20-F for the year ended December 31, 2016 and its current reports filed with the Securities and Exchange Commission. Neither Gol Linhas Aéreas Inteligentes S.A. nor Gol Finance is under any obligation to (and expressly disclaims any such obligation to) update forward-looking statements as a result of new information, future events or otherwise, except as required by law.

1	GOL Linhas Aéreas Inteligentes S.A.

Settlement of Tender Offer and Completion of Offering of Senior Notes by Gol Finance

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

Brazil's largest airline group. GOL is Brazil's largest airline, carrying 33 million passengers annually on more than 700 daily flights to 64 destinations, 53 in Brazil and 11 in South America and the Caribbean, on a fleet of 120 Boeing 737 aircraft, with a further 120 Boeing 737 MAX on order. GOLLOG is a leading cargo transportation and logistics business serving more than 2,400 Brazilian municipalities and, through partners, 205 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with 13 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. GOL has a team of more than 15,000 highly skilled aviation professionals delivering Brazil's top on-time performance, and an industry leading 16 year safety record. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4).

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2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2017

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.